Exhibit (a)(2)(M)

Gmarket Inc. Announces Intention to Delist Voluntarily its

American Depositary Shares from the NASDAQ Global Select Market

Seoul, South Korea, June 15, 2009 – Gmarket Inc. (Nasdaq: GMKT) announced today that it has notified the NASDAQ Stock Market of its intention to delist voluntarily its American Depositary Shares (the “ADSs”) from the NASDAQ Global Select Market. Gmarket is taking the action to delist the ADSs because of the small number of record holders and outstanding ADSs that it expects to remain following the completion of the tender offer by eBay KTA (UK) Ltd., a wholly owned subsidiary of eBay Inc., for all outstanding common shares and ADSs of Gmarket, and because it expects that the ADSs will not meet the continuing listing standards of the NASDAQ Global Select Market following the completion of the tender offer. The initial offering period of the tender offer expired at 12:00 midnight, New York City time, on Friday, June 12, 2009, and the subsequent offering period for all common shares and ADSs that were not tendered in the initial offering period will expire at 5:00 p.m., New York City time, on Monday, July 20, 2009 (which is 6:00 a.m., Seoul time, on Tuesday, July 21, 2009). Gmarket has not and does not intend to arrange for the listing of the ADSs on another securities exchange or for quotation of the ADSs in a quotation medium.

About Gmarket

Gmarket Inc. is a leading retail ecommerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s ecommerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket was founded in April 2000 and listed on Nasdaq in June 2006. Gmarket’s e-commerce marketplace is located primarily at http://www.gmarket.co.kr.